As filed with the Securities and Exchange Commission on October 28, 2015

Registration No. 333-[__________]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-8

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

DOLLAR TREE, INC.

(Exact name of issuer as specified in its charter)

Virginia	**26-2018846**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, Virginia 23320
(Address of Principal Executive Offices) (Zip Code)

Dollar Tree, Inc. 2015 Employee Stock Purchase Plan
(Full Title of the Plans)

Bob Sasser
Chief Executive Officer
DOLLAR TREE INC.
500 Volvo Parkway
Chesapeake, Virginia 23320
(Name and address of agent for service)

(757) 321-5000
(Telephone Number, including area code, of agent for service)

Copies to:

J. Marc Fosse, Esq.
Trucker Huss APC
One Embarcadero Center
12th Floor
San Francisco, CA 94104
(415) 788-3111

Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer” and “smaller reporting company” in rule 12b-2 of the Exchange Act.

Large accelerated filer ☒			Accelerated filer ☐
Non-accelerated filer ☐(Do not check if a smaller reporting company)			Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Average Offering Price per Share(3)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Common Stock, $.01 par value per share ("Common Stock")	3,429,568 Shares	$ 63.62	$ 218,189,116.16	$ 21,971.64

(1) Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the "Securities Act"), this Registration Statement also covers an indeterminate number of additional shares that may become issuable under the Dollar Tree, Inc. 2015 Employee Stock Purchase Plan (the "Plan") to prevent dilution by reason of any stock dividend, stock split, recapitalization or other similar transaction.

(2) Represents shares offered or to be offered under the Plan, approved by the Board of Directors of Dollar Tree, Inc. (the "Registrant") on March 11, 2015, and by Registrant's shareholders on June 18, 2015.

(3) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(h) and Rule 457(c) under the Securities Act. The offering price per share and aggregate offering price are based upon the average of the high and low prices of Registrant's Common Stock on October 23, 2015, as reported on The NASDAQ Stock Market in accordance with Rule 457(c) of the Securities Act.

The Registration Statement shall become effective upon filing in accordance with Rule 464 under the Securities Act.

EXPLANATORY NOTE

Registrant hereby files this Registration Statement on Form S-8 with the Commission to register 3,429,568 shares of Common Stock offered or to be offered to participants under the Plan from time to time at prices determined by a committee of the Registrant's Board of Directors. This Registration Statement also covers an indeterminate number of additional shares that may become issuable under the Plan to prevent dilution by reason of any stock dividend, stock split, recapitalization or other similar transaction.

PART I

Information Required in Section 10(a) Prospectus

The documents containing the information specified in Part I of this registration statement on Form S-8 will be sent or delivered to the participants of the Plan covered by this Registration Statement as specified in Rule 428(b)(1) under the Securities Act. Such documents are not required to be, and are not being, filed by the Registrant with the Commission, either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. Such documents, together with the documents incorporated by reference herein pursuant to Item 3 of Part II of this Registration Statement of Form S-8, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II
Information Required in the Registration Statement

Item 3. Incorporation of Documents by Reference.

The Registrant hereby incorporates by reference into this Registration Statement the following documents previously filed with the Commission:

(a)   The Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2015 filed by the Company with the Commission on March 13, 2015 (the "Annual Report");

(b)   The Company's Quarterly Reports on Form 10-Q for the quarter ended May 2, 2015, filed by the Company with the Commission on May 21, 2015, and the quarter ended August 1, 2015, filed by the Company with the Commission on September 1, 2015;

(c)   The Company's Current Reports on Form 8-K filed by the Company with the Commission on February 3, 2015, February 6, 2015, February 23, 2015, March 9, 2015, June 12, 2015, June 16, 2015, June 19, 2015, July 2, 2015, July 8, 2015, and September 1, 2015, (other than the portions of those documents deemed to be furnished and not filed); and

(d)   The description of the Registrant's common stock contained in the Registrant's Form 8-K filed with the Commission on March 13, 2008 under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including any amendments or reports filed for the purposes of updating such description.

All reports and definitive proxy or information statements filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicate that all securities offered hereby have been sold or which de-registers all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in any subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement.

1. **Item 4. Description of Securities.**
   Not applicable.

2. **Item 5. Interests of Named Experts and Counsel.**
   Not applicable.

3. **Item 6. Indemnification of Directors and Officers.**
   Article 10 of Chapter 9 of Title 13.1 of the Code of Virginia as amended (the "Code") permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation with a written statement of his or her good faith belief that he or she has met the standard of conduct prescribed by the Code and furnishes the corporation with a signed written undertaking to repay any funds advanced if he or she is not entitled to mandatory indemnification and it is ultimately determined that he or she did not meet the relevant standard of conduct; provided that, as of July 1, 2015, the Code will no longer require the director or officer to furnish the corporation with a written statement of his or her good faith belief that he or she met the standard of conduct prescribed by the Code. In addition, a corporation is permitted to indemnify a director or officer against liability incurred in a proceeding if a determination has been made by the disinterested members of the board of directors, special legal counsel or shareholders that the director or officer conducted himself or herself in good faith and otherwise met the required standard of conduct. To meet the relevant standard of conduct, the Code provides that the director or officer must have conducted himself or herself in good faith and believed, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in its best interests and, in the case of other conduct, that his or her conduct was at least not opposed to its best interests. In the case of any criminal proceeding, the director or officer must not have had reasonable cause to believe his or her conduct was unlawful. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which a director or officer is adjudged to be liable to the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he or she improperly received a personal benefit. Corporations are given the power to make any other or further indemnity, including advances and reimbursement of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the

event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification against the reasonable expenses incurred by a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.

The Articles of Incorporation of the Registrant provide that to the full extent permitted by Virginia law, the Registrant will indemnify any past or current director or officer of the Registrant who was or is a party to any proceeding, including a proceeding brought by or in the right of the Registrant or brought by or on behalf of stockholders of the Registrant, against any liability incurred by him or her in connection with such proceeding unless he or she engaged in willful misconduct or a knowing violation of criminal law. In addition, the Articles of Incorporation of the Registrant eliminate the personal liability of the Registrant's directors and officers to the Registrant or its shareholders for monetary damages to the full extent permitted by Virginia law.

The Registrant maintains a standard policy of officers' and directors' liability insurance.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The list of exhibits is set forth under "Exhibit Index" at the end of this Registration Statement and is incorporated by reference herein.

Item 9. Undertakings.

A.   The undersigned Registrant hereby undertakes:

(1)   to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)   to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)   to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement - notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

(iii)   to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs A(1)(i) and A(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2)   that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)   to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   that, for the purpose of determining liability under the Securities Act to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5)   that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities: the Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)   any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)   any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

(iii)   the portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

(iv)   any other communication that is an offer in the offering made by the Registrant to the purchaser.

B.   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference into this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the Registrant pursuant to the indemnification provisions summarized in Item 6, or otherwise, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

**SIGNATURES**

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chesapeake, Commonwealth of Virginia, on October 28, 2015.


Dollar Tree, Inc.

By: /s/ Bob Sasser
      Bob Sasser
      Chief Executive Officer


**POWER OF ATTORNEY**

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned officers and directors of Dollar Tree, Inc., a Virginia corporation, do hereby constitute and appoint Bob Sasser, Kevin S. Wampler and William A. Old, Jr., and each of them, as the lawful attorney-in-fact and agent with full power and authority to do any and all acts and things and to execute any and all instruments which such attorney and agent determine may be necessary or advisable or required to enable such corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, and each of the undersigned hereby ratifies and confirms that all such attorneys and agents, or any one of them, shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Bob Sasser Bob Sasser	Chief Executive Officer and Director (Principal Executive Officer)	October 8, 2015
/s/ Kevin S. Wampler Kevin S. Wampler	Chief Financial Officer (Principal Financial and Accounting Officer)	October 8, 2015
/s/ Macon F. Brock, Jr. Macon F. Brock, Jr.	Director	October 8, 2015
/s/ Arnold S. Barron Arnold S. Barron	Director	October 8, 2015
/s/ Mary Anne Citrino Mary Anne Citrino	Director	October 8, 2015
/s/ H. Ray Compton H. Ray Compton	Director	October 8, 2015
/s/ Conrad M. Hall Conrad M. Hall	Director	October 8, 2015
/s/ Howard R. Levine Howard R. Levine	Director	October 8, 2015
/s/ Lemuel E. Lewis Lemuel E. Lewis	Director	October 8, 2015
/s/ J. Douglas Perry J. Douglas Perry	Director	October 8, 2015
/s/ Thomas A. Saunders III Thomas A. Saunders III	Director	October 8, 2015
/s/ Thomas E. Whiddon Thomas E. Whiddon	Director	October 8, 2015
/s/ Carl P. Zeithaml Carl P. Zeithaml	Director	October 8, 2015

EXHIBIT INDEX

Exhibit Number	Exhibit Description
4.0	Dollar Tree, Inc. 2015 Employee Stock Purchase Plan.
5.1	Opinion re legality.
23.1	Consent of Counsel (included in Exhibit 5.1).
23.2	Consent of KPMG LLP.
23.3	Consent of PricewaterhouseCoopers LLP.
24.0	Power of Attorney (included on the signature page of this Registration Statement).

Exhibit 4.0

DOLLAR TREE, INC.
2015 EMPLOYEE STOCK PURCHASE PLAN

ARTICLE 1
GENERAL

1.1   Purpose. The Dollar Tree, Inc. 2015 Employee Stock Purchase Plan ("Plan") is intended to attract and retain employees of Dollar Tree, Inc. and its Member Companies ("Company") by providing them with an opportunity to purchase shares of stock in the Company. The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, but is not intended to be subject to the Employee Retirement Income Security Act of 1974, as amended.

1.2   Effective Date. The Plan is effective on September 1, 2015.

ARTICLE 2
DEFINITIONS

For the purpose of this Plan, the following terms shall have the meanings set forth in this Article unless a different meaning is required by the context:

2.1   Administrator. The Chief Administrative Officer of the Company or such other person as may be authorized from time to time pursuant to Section 3.4 hereof.

2.2   Board. Board of Directors of the Company.

2.3   Code. The Internal Revenue Code of 1986, as amended.

2.4   Committee. The committee appointed by the Board to administer the Plan as described in ARTICLE 2 of the Plan or if no such Committee is appointed, the entire Board.

2.5   Common Stock. The common stock $0.01 par value of the Company or the number and kind of shares of stock or other securities into which such Common Stock may be changed in accordance with Section 10.6 of the Plan.

2.6   Compensation. Wages reported on Form W-2 before the deduction for elective deferrals to a Section 401(k) plan or Section 125 plan as those plans are defined in the Code.

2.7   Eligible Recipient. An Employee who satisfies the eligibility requirements contained in Section 4.1.

2.8   Employee. A common law employee of the Company or any Member Company.

2.9   Entry Dates. The first Offering Commencement Date next following the date on which an Employee has satisfied the eligibility requirements contained in Section 4.2.

2.10 Exchange Act. The Securities Exchange Act of 1934, as amended.

2.11 Fair Market Value. The Fair Market Value of the Common Stock shall be:

    2.11.1   If the Common Stock is listed or admitted to unlisted trading privileges on any national securities exchange or is not so listed or admitted but transactions in the Common Stock are reported on The Nasdaq National Market System, the last sale price of the Common Stock on such exchange or reported by The Nasdaq National Market System as of such date (or, if no shares were traded on such day, as of the next preceding day on which there was such a trade).

    2.11.2   If the Common Stock is not so listed or admitted to unlisted trading privileges or reported on The Nasdaq National Market System, and bid and asked prices therefor in the over-the-counter market are reported by The Nasdaq SmallCap Market® or the National Quotation Bureau, Inc. (or any comparable reporting service), the mean of the closing bid and asked prices as of such date, as so reported by The Nasdaq System, or, if not so reported thereon, as reported by the National Quotation Bureau, Inc. (or such comparable reporting service).

    2.11.3   If the Common Stock is not so listed or admitted to unlisted trading privileges, or reported on the Nasdaq National Market System, and such bid and asked prices are not so reported, such price as the Committee determines in good faith in the exercise of its reasonable discretion.

2.12 Member Company. Member Company means any "parent corporation" or "subsidiary corporation" (within the meaning of Section 424 of the Code) of the Company, including a corporation that becomes a Member Company after the adoption of this Plan, that the Administrator designates as a participating employer in the Plan.

2.13 Offering. An offer made by the Company to the Participants for the purchase of shares of Common Stock, on a quarterly basis commencing on the Offering Commencement Date and ending on the Offering Termination Date, through payroll deductions subject to the terms and conditions of the Plan. Notwithstanding the preceding sentence, Section 2.14, or Section 2.15, the Committee and the Administrator shall each individually have the power to change the duration and frequency of any future Offering or Offerings (including the Offering Commencement Date and Offering Termination Date) without shareholder approval if such change is announced at lease five (5) days prior to the scheduled beginning of the first Offering to be affected thereafter; provided, however that (i) no Offering may have an Offering Termination Date that is more than twelve (12) months after its Offering Commencement Date; and (ii) in the event of a conflict between a change made by the Committee and a change made by the Administrator, the change made by the Committee will control.

2.14 Offering Commencement Date. Subject to Section 2.13, the first day of each calendar quarter.

2.15 Offering Termination Date. Subject to Section 2.13, the last day of each calendar quarter.

2.16 Option. The right of an Eligible Recipient to purchase Common Stock under the Plan.

2.17 Option Agreement. The Agreement described in Section 4.5.

2.18 Option Price. The purchase price for each share of Common Stock shall be the lower of: (i) 85% of the Fair Market Value of the Common Stock on the Offering Commencement Date; or (ii) 85% of the Fair Market Value of the Common Stock on the Offering Termination Date.

2.19 Participant. An Eligible Recipient who has elected to participate in the Plan in accordance with procedures established herein.

ARTICLE 3
PLAN ADMINISTRATION

3.1 The Committee. The Plan shall be administered by the Committee. Members of the Committee, if established, shall be appointed from time to time by the Board, shall serve at the pleasure of the Board and may resign at any time upon written notice to the Board. A majority of the members of the Committee shall constitute a quorum. The Committee shall act by majority approval of the members, shall keep minutes of its meetings and shall provide copies of such minutes to the Board. Action of the Committee may be taken without a meeting if unanimous written consent is given. Copies of minutes of the Committee's meetings and of its actions by written consent shall be provided to the Board and kept with the corporate records of the Company.

3.2 Requirements of the Exchange Act or the Code. Notwithstanding Section 3.1 above, in the event that Rule 16b-3 of the Exchange Act or Section 162(m) of the Code or any successor provisions thereto provides specific requirements for the administrators of plans of this type, then the Plan shall only be administered by such body and in such a manner as shall comply with the applicable requirements of Rule 16b-3 and Section 162(m).

3.3 Authority of the Committee. Subject to the express provisions of the Plan, the Committee shall have plenary authority in its discretion to interpret and construe any and all provisions of the Plan, to adopt rules and regulations for administering the Plan, and to make all other determinations deemed necessary or advisable for administering the Plan. The Committee's determination in the foregoing matters shall be conclusive.

3.4 Delegation by Committee. Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time.

3.5   The Administrator.   The Administrator shall have the duties and responsibilities specified in the Plan and any responsibilities or duties delegated to the Administrator by the Committee. The Administrator may delegate any of the duties and responsibilities specified in the Plan to an officer in the human resources department of the Company.

ARTICLE 4
ELIGIBILITY AND PARTICIPATION

4.1   Conditions of Eligibility. An Eligible Recipient is an Employee who has been employed by the Company and/or a Member Company for three (3) months.

4.2   Effective Date of Participation. An Eligible Recipient may become a Participant as of the first Offering Commencement Date ("Entry Date") next following the date on which the Employee met the eligibility requirements contained in Section 4.1, provided that the Eligible Recipient remains employed on the Entry Date.

4.3   Election to Participate. An Eligible Recipient may become a Participant by completing an Option Agreement, which includes the authorization for a payroll deduction, on the form, including an electronic format, provided by the Company and filing it with the Administrator on or before the date set by such officer, which date shall be prior to the Offering Commencement Date for which participation is sought. Properly authorized payroll deductions for a Participant shall commence on the applicable Offering Commencement Date and shall end when terminated by the terms of the Option Agreement or when terminated by the Participant as provided in ARTICLE 8.

4.4   Restrictions on Participation. Notwithstanding any provisions of the Plan to the contrary, no Employee shall be granted an Option to participate in the Plan:

    4.4.1   if, immediately after the grant, such Employee would own stock, and/or hold outstanding Options to purchase stock, possessing 5% or more of the total combined voting power or value of all classes of stock of the Company (for purposes of this paragraph, the rules of Section 424(d) of the Code shall apply in determining stock ownership of any Employee); or

    4.4.2   which permits an Employee's rights to purchase Common Stock under all employee stock purchase plans of the Company to accrue at a rate which exceeds $25,000 in Fair Market Value of the Common Stock (determined at the time such Option is granted) for each calendar year in which such Option is outstanding.

4.5   Option Agreement. Each Eligible Recipient shall receive an Option Agreement. The Option Agreement shall contain the terms for the purchase of Common Stock pursuant to the provisions of the Plan and the discretion of the Committee where applicable. The Option Agreement shall also contain authorization for the payroll deduction. An Eligible Recipient may only become a Participant upon the timely completion and return of the Option Agreement according to the terms contained therein.

ARTICLE 5
OFFERINGS AND OPTION GRANTS

5.1 Duration of Offerings. Subject to Section 2.13, the Plan shall be implemented in a series of quarterly Offerings which shall continue until all shares of Common Stock reserved for this Plan have been issued to the Participants; provided, however, that no Offering under the Plan shall commence after the tenth anniversary of the Effective Date of the Plan.

5.2 Number of Option Shares. On each Offering Commencement Date, a Participant shall be granted an Option to purchase on each Offering Termination Date up to a number of shares of Common Stock of the Company determined by dividing such Participants accumulated payroll deductions as of the Offering Termination Date by the applicable Option Price; provided that in no event shall a Participant be permitted to purchase during each Offering more than 1,000 shares of Common Stock of the Company, and provided further that such purchase shall be subject to the limitations of Sections 4.4 and 10.1. The Committee may for future offerings, increase or decrease, in its absolute discretion, the maximum number of shares of Common Stock that a Participant may purchase during each Offering. Exercise of the Option shall occur as provided herein, unless the Participant has withdrawn pursuant to ARTICLE 8. The Option shall expire on the Offering Termination Date.

ARTICLE 6
PAYROLL DEDUCTIONS

6.1 Amount of Deduction. When completing an Option Agreement, the Participant must elect to have deductions made from his paycheck on each payday during the time he is a Participant in an Offering at the rate of 1, 2, 3, 4, 5, 6, 7, 8, 9 or 10% of his Compensation as determined for each applicable paycheck.

6.2 Participant's Account. The Company shall establish a bookkeeping account for each Participant and all payroll deductions made for a Participant shall be credited to his

6.3 Changes in Payroll Deductions. A Participant may discontinue his participation in the Plan as provided in ARTICLE 8, but no other change can be made during an Offering and, specifically, a Participant may not alter the amount of his payroll deductions during an

ARTICLE 7
EXERCISE OF OPTION

7.1 Automatic Exercise. Unless a Participant gives written notice to the Company as hereinafter provided, his Option for the purchase of Common Stock with payroll deductions made during any Offering will be deemed to have been exercised automatically on the Offering Termination Date applicable to such Offering, for the purchase of the number of full shares of Common Stock which the accumulated payroll deductions in his account at that time will purchase at the applicable Option Price (but not in excess of the number of shares for which Options have been granted to the Employee pursuant to Section 5.2) and any excess in his account at that time will be returned to him, except as provided in Section 7.3.

7.2 Withdrawal of Account. In accordance with Section 8.1, a Participant may elect to withdraw all, but not less than all, the accumulated payroll deductions in his account at such time.

7.3 Fractional Shares. Fractional shares will not be issued under the Plan and any accumulated payroll deductions which would have been used to purchase fractional shares shall, unless otherwise requested by the Participant, be held in the Participant's account for the purchase of Common Stock during the next Offering.

7.4 Transferability of Option. During a Participant's lifetime, Options held by such Participant shall be exercisable only by that Participant.

7.5 Delivery of Stock. As promptly as practicable after the Offering Termination Date of each Offering, the Company shall arrange the delivery to each Participant, as appropriate, of a record of the shares purchased. The Administrator may permit or require that such shares be deposited directly with a broker designated by such officer or to a designated agent of the Company, and the Administrator may utilize electronic or other automated methods of share transfer. Common Stock will be issued in the name of the Participant, or, if the Participant so directs by written notice to the Administrator prior to the Offering Termination Date applicable thereto, in the names of the Participant and one such other person as may be designated by the Participant, as joint tenants with rights of survivorship or as tenants by the entireties, to the extent permitted by applicable law. No Participant shall have any voting, dividend, or other shareholder rights with respect to shares of Common Stock subject to any Option granted under the Plan until such shares have been purchased and delivered to the Participant as provided in this Section 7.5.

7.6 Holding Period. In the sole discretion of the Administrator, the Administrator may establish a holding period for any shares of Common Stock purchased in a particular Offering. The holding period shall commence on the Offering Termination Date and shall not exceed a period of time that is equal to twenty-four months minus the length of the applicable Offering. During such holding period, the holder of the shares of Common Stock will not be permitted to sell such shares and the shares shall be designated with applicable resale restriction. The applicable holding period will be set forth in the Option Agreement for the applicable Offering Period and each participant will be required to agree to such holding period in the Option Agreement as a condition to participating in the Offering.

ARTICLE 8
WITHDRAWAL

8.1 In General. Under procedures established by the Administrator, a Participant may withdraw all but not less than all the payroll deductions credited to his or her account and not yet used to exercise his or her Option under the Plan by submitting to the Administrator a notice of withdrawal in the form and manner prescribed by the Administrator for such purpose. Unless otherwise determined by the Administrator on a uniform and non-discriminatory basis, any election to withdraw from an Offering will be effective only with respect to the Offering Termination Dates that are at least five (5) business days after the properly completed election is received by the Administrator. All of the Participant's payroll deductions credited to his or her account shall be paid to such Participant as promptly as practicable after the effective date of his or her withdrawal and such Participant's Option for the Offering shall be automatically terminated, and no further payroll deductions for the purchase of shares shall be made for such Offering. Once a Participant has withdrawn from an Offering, the Participant may not re-enroll in the same Offering. Moreover, payroll deductions shall not resume at the beginning of the succeeding Offering unless the Participant re-enrolls in the Plan in accordance with provisions of Section 4.3.

8.2 Effect on Subsequent Participation. A Participant's withdrawal from any Offering will not have any effect upon his eligibility to participate in any succeeding Offering or in any similar plan which may hereafter be adopted by the Company.

8.3 Termination of Employment. Upon termination of the Participant's employment for any reason, including retirement (but excluding death while in the employ of the Company or any Member Company), the Participant shall be deemed to have elected to withdraw from the Plan and the payroll deductions credited to such Participant's account during the Offering but not yet used to exercise the Option shall be returned to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 10.2, and such Participant's Option shall be automatically terminated.

8.4 Termination of Employment Due to Death. Upon termination of the Participant's employment because of his death, his beneficiary (as defined in Section 10.2) shall have the right to elect, by written notice given to the Administrator prior to the earlier of the Offering Termination Date or the expiration of a period of sixty (60) days commencing with the date of death of the Participant, either:

8.4.1 to withdraw all of the payroll deductions credited to the Participant's account under the Plan, or

8.4.2 to exercise the Participant's Option for the purchase of Common Stock on the Offering Termination Date next following the date of the Participant's death for the purchase of the number of full shares of Common Stock which the accumulated payroll deductions in the Participant's account at the date of the Participant's death will purchase at the applicable Option Price, and any excess in such account will be returned to said beneficiary, without interest.

In the event that no such written notice of election shall be duly received by the Administrator of the Company, the beneficiary shall automatically be deemed to have elected, pursuant to paragraph 8.4.2, to exercise the Participant's Option.

ARTICLE 9
STOCK

9.1 Maximum Shares. The maximum number of shares of Common Stock which shall be issued under the Plan, subject to adjustment upon changes in capitalization of the Company as provided in Section 10.6, shall be equal to the sum of (i) three million (3,000,000) shares of Common Stock; (ii) any shares of Common Stock available for future awards under any prior employee stock purchase plan of the Company (the "Prior Plans") as of the Effective Date; and (iii) any shares of Common Stock that are represented by options granted under any Prior Plans which are forfeited, expire or are canceled without delivery of shares of Common Stock or which for any reason result in the forfeiture of the shares of Common Stock back to the Company; provided, however, that the aggregate number of shares of Common Stock under Sections 9.1(ii) and (iii) above shall not exceed 500,000 shares of Common Stock. If the total number of shares of Common Stock for which Options are exercised on any Offering Termination Date in accordance with ARTICLE 5 exceeds the maximum number of shares reserved for this Plan, the Company shall make a pro rata allocation of the shares of Common Stock available for delivery and distribution in as nearly a uniform manner as shall be practicable and as it shall determine to be equitable, and the balance of payroll deductions credited to the account of each Participant under the Plan shall be returned to him as promptly as possible.

9.2 Participant's Interest in Common Stock. The Participant will have no interest in the Common Stock covered by his Option until such Option has been exercised on the applicable Offering Termination Date.

ARTICLE 10
MISCELLANEOUS

10.1 Compliance with Applicable Laws. The Plan, the grant and exercise of options to purchase shares under the Plan, and the Company's obligation to sell and deliver shares upon the exercise Options to purchase shares shall be subject to compliance with all applicable federal, state and foreign laws, rules and regulations and the requirements of any stock exchange on which the shares may then be listed.

10.2 **Designation of Beneficiary.** The designated beneficiary pursuant to a qualified plan (as described in Section 401(a) of the Code) maintained by the Company shall be the designated beneficiary for this Plan, unless a Participant files a written designation of a beneficiary pursuant to this Plan. Such designation of beneficiary may be changed by the Participant by providing written notice to the Administrator in the form approved from time to time by the Administrator. To be valid, the written beneficiary designation must be received by the Administrator prior to the Participant's date of death. Upon the death of a Participant and upon receipt by the Company of proof of identity and existence at the Participant's death of a beneficiary validly designated by him under the Plan, the Company shall deliver such Common Stock and/or cash to such beneficiary. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the Company shall deliver such Common Stock and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Common Stock and/or cash to the spouse or to any one or more dependents of the Participant as the Company may designate. No beneficiary shall, prior to the death of the Participant by whom he has been designated, acquire any interest in the stock or cash credited to the Participant under the Plan.

10.3 **Transferability.** Neither payroll deductions credited to a Participant's account nor any rights with regard to the exercise of an Option or to receive Common Stock under the Plan may be assigned, transferred, pledged, or otherwise disposed of in any way by the Participant other than by will or the laws of descent and distribution. Any such attempted assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds in accordance with Section 7.2.

10.4 **Use of Funds.** Any payroll deductions received or held by the Company under this Plan may be used by the Company for any corporate purpose and the Company shall not be obligated to segregate such payroll deductions.

10.5 **Interest.** No interest will be paid or allowed on any money paid into the Plan or credited to the account of any Participant.

10.6 **Adjustment Upon Changes in Capitalization.**

10.6.1 In the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, extraordinary dividend or divesture (including a spin-off) or any other change in the corporate structure or shares of the Company, the Board (or, if the Company is not the surviving corporation in any such transaction, the board of directors of the surviving corporation) shall make appropriate adjustment (which determination shall be conclusive) as to the number and kind of securities subject to outstanding Options. Without limiting the generality of the foregoing, in the event that any of such transactions are effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or assets, including cash, with respect to or in exchange for such Common Stock, all Participants holding outstanding Options shall upon the exercise of such Option receive, in lieu of any shares of Common Stock they may be entitled to receive, such stock securities or assets, including cash, as have been issued to such Participants if their Options had been exercised and such Participants had received Common Stock prior to such transaction.

10.6.2   Upon: (a) the sale, lease, exchange or other transfer of all or substantially all of the assets of the Company (in one transaction or in a series of related transactions) to a corporation that is not controlled by the Company, (b) the approval by the shareholders of the Company of any plan or proposal for the liquidation or dissolution of the Company, (c) a successful tender offer for the Common Stock of the Company, after which the tendering party holds more than 30% of the issued and outstanding Common Stock of the Company, or (d) a merger, consolidation, share exchange, or other transaction to which the Company is a party pursuant to which the holders of all of the shares of the Company outstanding prior to such transaction do not hold, directly or indirectly, at least 70% of the outstanding shares of the surviving company after the transaction, the holder of each Option then outstanding under the Plan will thereafter be entitled to receive at the next Offering Termination Date upon the exercise of such Option for each share as to which such Option shall be exercised, as nearly as reasonably may be determined, the cash, securities and/or property which a holder of one share of Common stock was entitled to receive upon and at the time of such transaction. The Board of Directors shall take such steps in connection with such transactions as the Board shall deem necessary to assure that the provisions of this Section 10.6 shall thereafter be applicable, as nearly as reasonably may be determined, in relation to the said cash, securities and/or property as to which such holder of such Option might thereafter be entitled to receive.

10.7 Amendment and Termination. The Board may suspend or terminate the Plan or any portion thereof at any time, and may amend the Plan from time to time in such respects as the Board may deem advisable in order that Options under the Plan shall conform to any change in applicable laws or regulations or in any other respect the Board may deem to be in the best interests of the Company; provided, however, that no such amendment shall be effective, without approval of the shareholders of the Company, if shareholder approval of the amendment is then required to comply with or obtain exemptive relief under any tax or regulatory requirement the Board deems desirable to comply with or obtain exemptive relief under, including without limitation, pursuant to Rule 16b-3 under the Exchange Act or any successor rule or Section 422 of the Code or under the applicable rules or regulations of any securities exchange or the NASD, and provided further that no such amendment shall change the terms, conditions or eligibility requirements of an Option granted under the Plan. No termination, suspension or amendment of the Plan shall alter or impair any outstanding Option without the consent of the Participant affected thereby; provided, however, that this sentence shall not impair the right of the Board to take whatever action it deems appropriate under Section 10.6.1 or Section 10.6.2 of the Plan.

10.8 No Employment Rights. Nothing in the Plan shall interfere with or limit in any way the right of the Company or any Member Company to terminate the employment or service of any Eligible Recipient or Participant at any time, nor confer upon any Eligible Recipient or Participant any right to continue in the employ or service of the Company or any Member Company.

10.9 Effect of Plan. The provisions of the Plan shall, in accordance with its terms, be binding upon, and inure to the benefit of, all successors of each Employee participating in the Plan, including, without limitation, such Employee's estate and the executors, administrators or trustees thereof, heirs and legatee, and any receiver, trustee in bankruptcy or representative of creditors of such Employee.

10.10 Governing Law. The place of administration of the Plan shall be conclusively deemed to be within the Commonwealth of Virginia, and the rights and obligations of any and all persons having or claiming to have had an interest under the Plan or under any agreements evidencing Options shall be governed by and construed exclusively and solely in accordance with the laws of the Commonwealth of Virginia without regard to conflict of laws provisions of any jurisdictions. All parties agree to submit to the jurisdiction of the state and federal courts of Virginia with respect to matters relating to the Plan and agree not to raise or assert the defense that such forum is not convenient for such party.

10.11 Construction and Headings. The use of the masculine gender shall also include within its meaning the feminine, and the singular may include the plural and the plural may include the singular, unless the context clearly indicates to the contrary. The headings of the Articles and Sections of the Plan are for convenience of reading only and are not meant to be of substantive significance and shall not add or detract from the meaning of such Article or Section.

10.12 Savings Clause. The Plan is intended to qualify as an employee stock purchase plan as defined under Code Section 423 and Treasury Regulation Section 1.423-2, and the terms and conditions of the Plan shall be interpreted and applied consistent with such intent.

Exhibit 5.1

October 28, 2015

Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, Virginia 23320

Re: 3,429,568 Shares of Common Stock of Dollar Tree, Inc. offered pursuant to the Dollar Tree, Inc. 2015 Employee Stock Purchase Plan

Ladies and Gentlemen:

I am the Chief Legal Officer of Dollar Tree, Inc., a Virginia corporation (the "Company"), and am delivering this opinion in connection with the Company's Registration Statement on Form S-8 (the "Registration Statement") filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, for the registration of 3,429,568 shares (the "Shares") of the Company's Common Stock, par value $0.01 per share, issuable pursuant to the Company's 2015 Employee Stock Purchase Plan (the "Plan").

I have examined originals or copies of such documents, corporate records and other instruments as I have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, I am of the opinion that the Shares have been duly authorized and, when and to the extent issued in accordance with the Plan, will be validly issued, fully paid and non-assessable.

I am licensed to practice law in the Commonwealth of Virginia, and the foregoing opinion is limited to the laws of such state, the federal laws of the United States of America and the General Corporation Law of the Commonwealth of Virginia.

I consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement.

Very truly yours,

/s/ William A. Old, Jr.

William A. Old, Jr., Esq.
Chief Legal Officer and Corporate Secretary

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Dollar Tree, Inc.:

We consent to the use of our reports dated March 13, 2015, with respect to the consolidated balance sheets of Dollar Tree, Inc. as of January 31, 2015 and February 1, 2014, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended January 31, 2015, and the effectiveness of internal control over financial reporting as of January 31, 2015, incorporated herein by reference.

/s/ KPMG LLP

Norfolk, Virginia
October 28, 2015

Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of Dollar Tree, Inc. of our report dated October 29, 2014 relating to the financial statements of Family Dollar Stores, Inc., which appears in Dollar Tree, Inc.'s Current Report on Form 8‑K dated July 8, 2015.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
October 28, 2015